First Amendment to Sub-Placement Agent Agreement

This FIRST AMENDMENT (this “First Amendment”) is made as of January 13, 2020 to that certain Sub-Placement Agent Agreement by and between UBS Securities LLC (the “Agent”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”), dated as of March 8, 2019 (the “Sub-Placement Agent Agreement”).

WHEREAS, the Calamos Global Total Return Fund, a Delaware statutory trust (the “Fund”) has been granted an Exemptive Order pursuant to Section 6(c) of the Investment Company Act and Rule 19b-1 thereunder allowing the Fund to implement a managed distribution plan pursuant to the terms and conditions of the Exemptive Order;

WHEREAS, the Fund implemented a managed distribution plan in accordance with the Exemptive Order effective January 1, 2018;

WHEREAS, the Board of Trustees of the Fund determined to transition from a managed distribution plan to a level distribution plan effective as of January 13, 2020 and which transition to a level distribution plan was announced via a press release dated January 14, 2020, a copy of which has been provided to the Distributor;

WHEREAS, the Sub-Placement Agent Agreement contains in Section 2(c) a representation and warranty by the Distributor, based on the representations made by the Fund to the Distributor in the Distribution Agreement, that the Fund is in compliance with the terms and conditions of the Exemptive Order; and

WHEREAS, Section 17 of the Sub-Placement Agent Agreement provides that the Sub-Placement Agent Agreement may be amended by the parties only pursuant to a written instrument executed by the Agent and the Distributor.

NOW THEREFORE, intending to be legally bound, and for other good and valuable consideration, the parties to this First Amendment agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Sub-Placement Agent Agreement.

2.

As of and from January 13, 2020, the provisions of Sections 1(j) and 2(c) of the Sub-Placement Agent Agreement shall be removed and of no further force and effect and replaced in their entirety by the following: “[Reserved]”.

3.	In all other respects, the terms and conditions of the Sub-Placement Agent Agreement remain unchanged and in full force and effect.

4.	This First Amendment may be executed by the parties hereto in any number of counterparts, all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the day and date indicated above.

UBS SECURITIES LLC

By:	/s/ Saawan Pathange

Name: Saawan Pathange

Title: Managing Director

By:	/s/ Nicolas Dilisio

Name: Nicolas Dilisio

Title: Associate Director

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks

Name: Mark Fairbanks

Title: Vice President